UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36356

Nord Anglia Education, Inc.

(Exact name of registrant as specified in its charter)

Level 12, St. George’s Building

2 Ice House Street

Central, Hong Kong

Telephone: +852 3951 1100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Zero*

*      On September 1, 2017, Bach Acquisitions Limited (“Bach Acquisitions”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, merged with and into Nord Anglia Education, Inc. (the “Company”), with the Company continuing as the surviving company.  At the time of the merger, all ordinary shares, par value $0.01 per share, in the Company were cancelled, and Class A and Class B ordinary shares in Bach Acquisitions were converted into Class A and Class B ordinary shares in the Company. Neither the Class A ordinary shares nor Class B ordinary shares have the same voting and economic rights as the class of ordinary shares extinguished in the merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, Nord Anglia Education, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Nord Anglia Education, Inc.

Date:	September 18, 2017	By:	/s/ Andrew Fitzmaurice
Name: Andrew Fitzmaurice
Title: Chief Executive Officer